UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neff Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640094207

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640094207

1.	Names of Reporting Persons Zweig-DiMenna Associates LLC IRS NO. 13-3831888

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ * This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 640094207

1.	Names of Reporting Persons Zweig-DiMenna International Managers, Inc. IRS NO. 13-3391474

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ * This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

1(a)	Name of Issuer: Neff Corp.
1(b)	Address of Issuer’s Principal Executive Offices: 3750 N.W. 87th Avenue Suite 400 Miami, FL 33178

2(a)	Name of Person Filing: (a) Zweig-DiMenna Associates LLC (“ZDA”) (b) Zweig-DiMenna International Managers, Inc. (“ZDIM”)
2(b)	Address of Principal Business Office: (a) and (b) 900 Third Avenue New York, NY 10022
2(c)	Citizenship: (a) New York (b) Delaware
2(d)	Title of Class of Securities: Common Stock
2(e)	CUSIP Number: 640094207

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a)  Zweig-DiMenna Associates LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(b)  Zweig-DiMenna International Managers, Inc.

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

ZDA and ZDIM do not directly own any shares of Common Stock of the issuer. As the investment adviser of various unregistered investment companies and other managed accounts, ZDA and ZDIM may be deemed to beneficially own the shares owned by the respective companies and accounts they manage.

Each of ZDA and ZDIM disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:
Not Applicable

6	Ownership of More than 5% on Behalf of Another Person:
Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

8	Identification and Classification of Members of the Group:
Not Applicable

9	Notice of Dissolution of Group:
Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

Zweig-DiMenna Associates LLC

By:	/s/ Kevin Cannon

Name: Kevin Cannon
Title: Chief Executive Officer

Zweig-DiMenna International Managers, Inc.

By:	/s/ Kevin Cannon

Name: Kevin Cannon
Title: Chief Executive Officer

Exhibit Index

Exhibit I    Joint Filing Agreement